Exhibit 21

Name	Jurisdiction of Formation

AmerisourceBergen Drug Corporation	Delaware
AmerisourceBergen Services Corporation	Delaware
AmerisourceBergen Specialty Group, Inc.	Delaware
Amerisource Heritage Corporation	Delaware
Amerisource Receivables Financial Corporation	Delaware
Medical Initiatives, Inc.	Florida